Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Annapolis Bancorp, Inc.

(Commission File No. 000-22961)

The following information was provided to BankAnnapolis employees on January 16, 2013:

Annapolis Bancorp &

F.N.B. Corporation Merger

Frequently Asked Questions and Answers

January 10, 2013 – Round 2-Final

General

1. How many hours constitute full-time?

Standard work hours for non-exempt employees equal 37.5 hours per week and standard work hours for exempt employees equal 40 hours per week. You must work at least 35 hours per week to be considered full-time.

2. Will we receive an employee handbook?

Annapolis Bancorp employees will have access to the F.N.B. handbook upon the merger date.

3. Does F.N.B. have a dress code?

F.N.B. has a personal appearance policy that provides guidelines for professional dress, business casual dress (every Friday) and dress that is not appropriate for the office. The F.N.B. personal appearance policy is in the Employee Handbook. Also, F.N.B. will periodically designate charity campaign days where employees can “dress down” and wear jeans if they make a charity contribution. Additionally, F.N.B. logo wear is encouraged for business casual days.

4. Does F.N.B. require employees to make sales calls? If so, how often and how many?

F.N.B. does require both internal and external customer contact initiatives to support: (1) our exceptional commitment towards staying in touch with our customer’s needs and (2) our desire to grow the business in each of the individual community locations we serve.

Internally, each branch will receive well-developed customer contact lists for telephone follow-up. From an external perspective, each Branch Manager will be coached and supported in the development of targeted calling opportunities as existing customers, prospective customers, and centers of influence. F.N.B.’s strong reputation as a “trusted advisor” is a by-product of our Managers reaching out to various customer groups.

Please be assured that comprehensive sales and service training is forthcoming as a specific step in this conversion piece.

General - continued

5. Does F.N.B. provide employees with “no service charge” checking and savings accounts?

F.N.B. offers one free employee account. Employees can choose either an interest bearing checking account or a regular savings account tied to their automatic payroll deposit.

6. What Core operating system does F.N.B. use?

Fiserv Premier (ITI)—core processing.

7. What are the specifics of F.N.B.’s Tuition Reimbursement Program?

F.N.B. Corporation does provide education assistance for eligible part-time and full-time employees interested in furthering their education.

In order to be considered for assistance, employees must have completed their introductory period, and must have a satisfactory performance rating on their last appraisal. An employee would not be eligible if there has been any corrective action within the past six months.

An application is submitted two weeks prior to the course start date. Course curriculum should be directly related to the employee’s present job or should enhance the potential for advancement within the company.

Non-business courses or courses that management does consider eligible will not be reimbursed. Not all courses related to a business degree program are necessarily eligible.

Employees are not paid for their time to attend the course.

Once approved, the maximum of $1,500 for each undergraduate course will be paid and $2,000 will be paid for each graduate course. The maximum reimbursement per employee per year would be $6,000 for undergraduate courses and $10,000 for graduate courses.

Employment

1. If we are employed with F.N.B., will our length of service be carried over?

Upon merger date, length of service does carry over for purposes of vacation and short-term disability programs. It also carries over for the vesting of the 401(k) plan.

2. If the merger impacts my job, can I file for unemployment?

The State of Maryland determines individual eligibility for unemployment benefits. Eligibility for unemployment can be determined by contacting your local unemployment office for additional information.

3. What criteria will be used to determine who will remain employed?

One of the reasons for the strength and success of F.N.B. is having exceptional employees who are passionate about meeting the needs of our customers. Our employee selection process is based upon this principle and the recognition that employees must possess the skills and capabilities that are required to adequately serve customer needs. We will assess this on an individual employee/position basis.

4. How will my personal employment information transition over to F.N.B.?

We will be asking that all employees complete an application so that we can include the level of education, previous experience, training and any certifications in the F.N.B. Human Resources Information System.

5. What training will be offered to branch personnel on F.N.B. products and marketing of them, and what venue will be used to accomplish that training?

We do have a formal Training Department with skilled trainers who will provide hands-on process and skills training for Tellers, Head Tellers, Managers, New Account Opening Processes, Loan Processes, and Product/Service training to name a few. Training will be conducted in the Annapolis Bancorp footprint. The training schedule has not been finalized at this point in time.

6. Will F.N.B. interview all BankAnnapolis employees?

Representatives from the F.N.B. Human Resources department will be meeting with each employee to review documents and can at that time gather any additional experience and position interest information that the employee would like to share.

Benefits

1. When does medical coverage end if someone is not offered employment by F.N.B.?

For those displaced, medical coverage will end on the day of separation from employment.

If you participate in the Health Insurance at Annapolis Bancorp, you will be entitled to 18 months of COBRA coverage with F.N.B.’s health care plan. We will hold meetings to explain this to any displaced employee who qualifies.

2. What benefit packages does F.N.B. offer? How much of the premium is the responsibility of the employee?

Details of the current F.N.B. benefit package will be communicated at the Employee Dinner Meeting.

3. Does F.N.B. pay an employee who does not take health care insurance?

F.N.B. offers 3 opt out days for those who do not take health insurance to be used and scheduled, just like vacation days.

4. What health care companies do you offer?

F.N.B.’s health care plans are administered by: Highmark Blue Cross/Blue Shield – Medical; United Concordia – Dental; and EyeMed (eff. 1/1/13) – Vision.

5. Can employees invest in F.N.B. stock via F.N.B.’s 401k plan?

Yes, F.N.B. Corporation common stock is an investment election. In addition, all company contributions, including the company match, are made in F.N.B. common stock.

6. Does F.N.B. offer group term life insurance coverage?

Yes. F.N.B. does offer 2 times annual salary in group term life insurance to all full-time employees at no cost to the employee.

7. Does F.N.B. also have short term disability?

Yes, F.N.B. has a short term disability program. Details of this program will be communicated at the Employee Dinner Meeting.

8. What criteria determine eligibility for the health insurance plan?

Any full-time employee who works a minimum of 35 hours per week is eligible for health insurance.

Benefits - continued

9. Does F.N.B. offer Medicare benefits if I retire?

Once you reach Medicare age (65), we currently offer access to a Medicare supplement plan called “Freedom Blue.” If you elect this option, you will be billed directly from Highmark for this product.

10. Will F.N.B. be offering any type of assistance with typing and/or reviewing our resumes?

F.N.B. will offer professional Outplacement Services, which includes a finalized resume suitable for a job search.

11. Will I be able to rollover my BankAnnapolis 401(k)?

Yes, your BankAnnapolis 401(k) is eligible for rollover once an approval of termination of this plan is made.

12. Will BankAnnapolis employees have the same AFLAC representative they currently have?

Yes, the current AFLAC representative will remain the same.

Paid Time Off (Vacation, Sick, Personal)

1. Does F.N.B. have personal days?

F.N.B. has 1 flex day (similar to a personal day) per year for all full-time employees.

2. Does F.N.B. allow employees to carry over unused vacation days from one year to the next?

F.N.B.’s vacation policy allows you to carry over up to a maximum of ten (10) vacation days. However, ten vacation days are required to be used each calendar year in order to carry over any additional days into the next year.

3. Do F.N.B. employees have to work the day before and the day after a holiday in order to receive the paid holiday?

Yes, you must work the day before and the day after the holiday, or use an approved paid time benefit before and/or after the holiday in order to be paid for the holiday.

4. Does F.N.B. have paid sick days?

F.N.B. allows 7 paid sick days for full-time employees and 5 paid sick days for part-time employees. Sick time for first year employees is pro-rated.

5. Does F.N.B. pay employees for unused sick days?

F.N.B. does not pay for unused sick days, nor can they be carried over.

6. What will happen to our Sick Pay Bank?

To help with the transition, F.N.B. will offer Bank Annapolis employees sick bank carryover up to 30 days of sick time to be used within two years of the closing date for STD/LTD leaves only.

Paid Time Off (Vacation, Sick, Personal) - continued

7. Does F.N.B. have a “buy-back” provision for employees to purchase additional vacation days?

F.N.B. does not have a policy for “buying back” vacation days. The vacation policy does allow for some carry-over of days.

8. Does F.N.B. operate the vacation schedule on a calendar year, or on each employee’s anniversary date? If my service anniversary occurs in the middle of the year, and in a particular year I move up a level on the vacation schedule, do I get the extra (5) days of vacation in that year, or in the next year?

F.N.B.’s vacation policy is based on a calendar year. If during the year you cross over an anniversary date that qualifies you for the next level of benefit, it is applied to the following calendar year.

Payroll

1. How are full-time employees paid at F.N.B.?

All full-time employees are paid a semi-monthly salary on the 15th and the last day of the month, and are paid on a current basis (i.e., payment on the 15th of the month represents payment for the 1st through the 15th of the month, and payment on the last day of the month represents payment for the 16th through the last day of the month). If a pay day falls on a Saturday, Sunday or bank holiday, employees will be paid on the preceding business day.

Severance

1. How will severance pay be determined? Will severance packages be offered? If so, will they be based on years of service?

Severance pay is based upon the classification (Exempt or Non-Exempt) and length of service of the individual who is displaced.

Exempt – 2 weeks pay per full year of service; minimum—4 weeks; with a maximum of 52 weeks.

Non-exempt – 1 week pay per full year of service; minimum—2 weeks; with a maximum of 52 weeks.

2. How will I be paid severance (i.e., lump sum or over time)?

Severance pay will be paid over time, on each pay period until the total amount of severance due to the employee has been paid.

Additional Information About the Pending Merger with Annapolis Bancorp, Inc.

F.N.B. Corporation and Annapolis Bancorp, Inc. will file a proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

SHAREHOLDERS OF ANNAPOLIS BANCORP, INC. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Annapolis Bancorp, Inc. have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents Annapolis Bancorp, Inc. has filed with the SEC by contacting Edward Schneider, Treasurer and Chief Financial Officer, Annapolis Bancorp, 1000 Bestgate Road, Suite 400, Annapolis, MD 21401, telephone: (410) 224-4455.

F.N.B. Corporation and Annapolis Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Annapolis Bancorp, Inc. shareholders in connection with the proposed merger. Information concerning such participants’ ownership of Annapolis Bancorp, Inc. common stock will be set forth in the proxy statement/prospectus relating to the merger when it becomes available. This communication does not constitute an offer of any securities for sale.